Global Legal,

Compliance, Regulatory

Affairs and Government Affairs

80 Pine Street, 13th Floor

New York, NY 10005

www.aig.com

James J. Killerlane III

Associate General

Counsel and Assistant Secretary

T 212 770 8111

F 866 215 0326

james.killerlane@aig.com

January 15, 2015

VIA EDGAR CORRESPONDENCE

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:	American International Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 20, 2014 File No. 1-08787

Dear Ms. Blye:

We are in receipt of your letter dated December 16, 2014 with respect to American International Group, Inc.’s (“AIG,” “we,” or “our”) Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (“Form 10-K”). This letter sets forth our response to the Staff’s comment contained in your letter.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-K, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We have repeated your comment below to facilitate your review.

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Risk Factors, page 33

The USA Patriot Act, the Office of Foreign Assets Control and similar laws that apply to us may expose us to significant penalties.

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In your letter to us dated April 7, 2011, you discussed indirect contacts with Syria and Sudan. In addition, we are aware of 2014 news articles and a Department of Treasury press release reporting that you entered into a settlement with the Treasury Department relating to prior contacts with Cuba. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in your Form 10-K. Please describe to us the nature and extent of your past current, and anticipated contacts with Syria and Sudan since your 2011 letter, and your contacts with Cuba, whether through subsidiaries, affiliates, clients or other direct or indirect arrangements. You should describe any products or services provided to or with respect to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

AIG Response

As described in AIG’s letter to the Commission, dated April 7, 2011, AIG has in place an Economic Sanctions Compliance Policy (hereinafter the “Sanctions Policy”) whereby AIG businesses are required to comply with all U.S. sanctions law and regulations. The Sanctions Policy and compliance process applies to AIG and all of its subsidiaries and their branches, wherever they are located or doing business. Other than the specific inquiry related to the settlement with the Treasury Department, the Sanctions Policy and the compliance process and procedures thereunder provide the basis for the following responses.

Neither AIG nor any of its subsidiaries or their branches have any operations, employees or agents in Syria, Sudan or Cuba. Further, neither AIG nor any of its subsidiaries or their branches markets or sells insurance in Syria, Sudan or Cuba. Like other multinational companies, AIG’s subsidiaries and their branches conduct business with many parties around the world, and these parties may themselves have business contacts with Syria, Sudan or Cuba. To the extent that any insurance transaction engaged in by any AIG entity with any such party is found to involve or produce a claim from a prohibited party, as defined by U.S. laws or regulations applicable to Syria, Sudan or Cuba, AIG has processes in place to take the actions that may be required by U.S. law, including to submit any appropriate notifications to the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”).

With respect to the 2014 news articles and the Department of Treasury press release reporting that AIG entered into a settlement with the Treasury Department relating to Cuba, that settlement was the result of an initial Voluntary Disclosure by AIG in 2006. As OFAC’s settlement notice (attached) discloses, the majority of that settlement dealt with an AIG subsidiary providing Canadian individuals with travel insurance that covered their trips to Cuba and paying various claims under those policies. As AIG investigated the travel operations in Canada, it also discovered several commercial insurance policies that included coverage for several Canadian entities’ operations in Cuba.

Consistent with its Sanctions Policy, AIG enacted significant remedial measures with respect to the identified issues in Canada. As a result, the commercial policies at issue are no longer in existence. Similarly, individual travel insurance covering trips to Cuba from Canada were discontinued with strict underwriting and claims controls established. In

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addition, AIG implemented a global travel compliance protocol to ensure that its subsidiaries and their branches in other jurisdictions were not engaged in similar conduct. As a result, and as OFAC’s settlement notice also states, AIG settled the matter for $279,038 and OFAC considered as mitigating factors the fact that AIG had taken appropriate remedial action in response to the apparent violations and AIG cooperated with OFAC’s investigation by submitting a voluntary self-disclosure and executing a statute of limitations tolling agreement and multiple extensions of the agreement.

In addition to writing insurance, AIG subsidiaries make investments throughout the world. Consistent with the Sanctions Policy, AIG’s investment process includes due diligence procedures designed to identify the extent of any business that an investment counterparty has with Syria, Sudan or Cuba (and other targets of U.S. sanctions). To the best of AIG’s knowledge, no AIG subsidiary has invested in any entity that is a national of Syria, Sudan or Cuba or is otherwise an entity that is covered by U.S. sanctions applicable to Syria, Sudan or Cuba.

Risk Factors, page 33

The USA Patriot Act, the Office of Foreign Assets Control and similar laws that apply to us may expose us to significant penalties.

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

AIG Response

The issuance of insurance coverage to third parties engaged in global commerce does not allow for a quantitative analysis of AIG’s insurance portfolio for potential exposure based on accidents or other events in any given geographic region because the coverages are not static and depend on the business being conducted by AIG’s insureds. However, qualitatively,

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AIG’s sanctions compliance program is extensive and is designed to minimize the risk of noncompliance with applicable rules and regulations. In addition to AIG’s Sanctions Policy, AIG has an extensive global compliance structure, including, but not limited to, periodic employee training to enhance employee knowledge and awareness and promote compliance. Given the breadth of clients and premiums associated with AIG’s global insurance business, the level of insurance-related transactions that may involve or produce a claim from a prohibited party, as defined by U.S. laws or regulations applicable to Syria, Sudan or Cuba, is de minimis based on AIG’s understanding of the applicable regulatory guidance and therefore does not present a material risk to AIG’s global insurance business.

AIG’s Sanctions Policy is applicable to all AIG-controlled entities, including those engaged in the investment of AIG assets. Before investments are made, AIG’s Sanctions Policy requires that appropriate sanctions compliance due diligence be conducted. To the best of AIG’s knowledge, no investment is made in any entity that is a national of Syria, Sudan or Cuba or is otherwise an entity that is covered by U.S. sanctions applicable to Syria, Sudan or Cuba, even if those entities are located or domiciled outside of Syria, Sudan or Cuba. As in the insurance context, AIG-controlled entities may enter into privately placed and privately negotiated investment transactions1 or other financial transactions with other parties around the world, and these parties may themselves have business contacts with Syria, Sudan or Cuba. As part of due diligence, these investment transactions are evaluated for sanctioned country exposures. In cases where sanctioned-country exposures are identified, no investment is made unless the counterparty’s exposure to Syria, Sudan or Cuba is de minimis based on total sales/revenues, consistent with AIG’s understanding of the applicable regulatory guidance. Furthermore, customary “use of proceeds” covenants typically included in debt private placement transaction documents ensure that proceeds from such investments do not directly support a borrower’s business dealings with Syria, Sudan or Cuba in a way that would violate U.S. law. In no case is AIG’s potential indirect exposure through investments in third parties that have business dealings in sanctioned countries material to AIG, its operations or its financial results.

As detailed in the two responses to the questions posed, AIG believes that by any objective standard, its contacts with each of Syria, Sudan and Cuba would be considered de minimis and therefore would not be deemed important to a reasonable investor in making an investment decision about AIG. Furthermore, because AIG believes that its insurance and investment operations are in compliance in all material respects with U.S. sanctions law

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AIG entities also invest in and trade in publicly listed securities and securities registered with relevant securities regulators around the globe. This response does not address ordinary course investment activity in publicly traded securities.

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and regulations, it also therefore believes that it is unlikely that governments, universities or other investors would apply divestment or similar initiatives to their decision-making processes when considering an investment in AIG.

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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-8111.

Very truly yours,
/s/ James J. Killerlane III
Associate General Counsel and Assistant Secretary American International Group, Inc.

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